SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐     Form 40-F ☒
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐     No ☒
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 28, 2009 Shaw Communications Inc.
By:	/s/ Steve Wilson
Steve Wilson
Senior Vice President and Chief Financial Officer

INCORPORATION BY REFERENCE
     This report on Form 6-K and the exhibit hereto is incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Shaw Communications Inc. filed with the Securities and Exchange Commission on March 2, 2009, as amended by the amendment thereto on Form F-10/A filed on March 11, 2009 (File No. 333-157639).

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
The Company means Shaw Communications Inc. and its subsidiaries.
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to US GAAP should be read in conjunction with the Company’s unaudited interim Consolidated Financial Statements for the three and nine months ended May 31, 2009 and the annual Consolidated Financial Statements for the year ended August 31, 2008. The following adjustments and disclosures would be required in order to present the unaudited interim Consolidated Financial Statements in accordance with US GAAP.
(a)  Reconciliation to US GAAP

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
	2009	2008	2009	2008
	$	$	$	$

Net income using Canadian GAAP	131,945	128,113	411,251	539,184
Add (deduct) adjustments for:
Deferred charges and credits (2)	11,699	(4,218)	5,934	(11,951)
Capitalized interest (8)	269	1,213	1,187	3,230
Income taxes (9)	19,432	778	(2,352)	(3,593)

Net income and comprehensive income using US GAAP	163,345	125,886	416,020	526,870

Earnings per share using US GAAP
Basic	0.38	0.29	0.97	1.22
Diluted	0.38	0.29	0.97	1.21

Consolidated Balance Sheet items using US GAAP

	May 31, 2009		August 31, 2008
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Property, plant and equipment (8)	2,769,439	2,777,003	2,616,500	2,622,877
Deferred charges (2) (6)	272,732	184,023	274,666	175,818
Broadcast rights (1) (3) (4) (5)	4,816,153	4,790,919	4,776,078	4,750,844
Current portion of long-term debt (2)	480,038	480,881	509	509
Long-term debt (2)	2,666,044	2,694,314	2,706,534	2,731,404
Other long-term liability (7)	98,451	202,886	78,912	183,347
Deferred credits (2) (6)	674,365	671,839	687,836	685,349
Future income taxes	1,311,268	1,247,361	1,281,826	1,215,566
Shareholders’ equity:
Share capital	2,109,398	2,109,398	2,063,431	2,063,431
Contributed surplus	33,838	33,838	23,027	23,027
Retained earnings	351,069	250,599	226,408	121,169
Accumulated other comprehensive loss	(43,917)	(116,941)	(57,674)	(130,698)

Total shareholders’ equity	2,450,388	2,276,894	2,255,192	2,076,929

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	May 31, 2009	August 31, 2008
	$	$

Shareholders’ equity using Canadian GAAP	2,450,388	2,255,192
Amortization of intangible assets (1)	(130,208)	(130,208)
Deferred charges and credits (2)	(15,704)	(19,989)
Equity in loss of investees (3)	(35,710)	(35,710)
Gain on sale of subsidiary (4)	16,052	16,052
Gain on sale of cable systems (5)	50,063	50,063
Capitalized interest (8)	5,507	4,623
Income taxes (9)	9,530	9,930
Accumulated other comprehensive loss (7)	(73,024)	(73,024)

Shareholders’ equity using US GAAP	2,276,894	2,076,929

Areas of material difference between Canadian and US GAAP and their impact on the consolidated financial statements are as follows:
(1)	Prior to September 1, 2001, amortization of broadcast rights was required on a straight-line basis for US GAAP instead of an increasing charge method.

(2)	The excess of equipment costs over equipment revenues are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

For US GAAP, transaction amounts associated with the issuance of debt securities and fair value adjustments on debt assumed in business acquisitions are deferred and amortized to income on a straight-line basis over the period to maturity of the related debt. Under Canadian GAAP, such amounts are recorded as part of the principal balance of debt and amortized to income using the effective interest rate method.

(3)	Equity in loss of investees has been adjusted to reflect US GAAP.

(4)	Gain on sale of subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(5)	Gain on sale of cable systems was required to be recorded under US GAAP but was not permitted to be recorded under Canadian GAAP.

(6)	Subscriber connection fee revenue and related costs are deferred and amortized under Canadian GAAP. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

(7)	Under US GAAP, the Company is required to recognize the funded status of the non-contributory defined benefit pension plan on the Consolidated Balance Sheet and to recognize changes in the funded status in other comprehensive income (loss). Under Canadian GAAP, the over or under funded status of defined benefit plans is not recognized on the Consolidated Balance Sheet.

(8)	Under US GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets. Interest capitalization is not required under Canadian GAAP.

(9)	Income taxes reflect the impact and timing of future income tax rate reductions on the differences identified above, an adjustment for the tax benefit related to capital losses that cannot be recognized for US GAAP and the impact of adoption of FIN 48.

(b)  Adoption of recent accounting pronouncement
Effective September 1, 2008, the Company adopted SFAS No. 157 “Fair Value Measurements”. This statement provides a common definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements.
SFAS 157 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.
The fair value hierarchy consists of the following three levels:
Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The following table represents the Company’s derivative liabilities measured at fair value on a recurring basis as of May 31, 2009 and the basis for that measurement:

		Fair value measurements at reporting date using
		Quoted prices in
		active		Significant
		markets for	Significant other	unobservable
		identical asset	observable inputs	inputs
	Carrying value	(Level 1)	(Level 2)	(Level 3)

Cross-currency interest rate exchange agreements	473,757	—	473,757	—
US currency purchase and purchase option contracts	5,670	—	5,670	—

	479,427	—	479,427	—